ROPES & GRAY
                             One International Place
                        Boston, Massachusetts 02110-2624
                                 (617) 951-7000
                               FAX: (617) 951-7050
                   Writer's Direct Dial Number: (617) 951-7801


                                 August 21, 1997



The Preferred Group of Mutual Funds
100 N.E. Adams Street
Peoria, Illinois  61629

Gentlemen:

         You have informed us that you intend to file a Rule 24f-2 notice (the "Notice") with the Securities and Exchange Commission (the "Commission") pursuant to Rule 24f-2 (the "Rule") under the Investment Company Act of 1940, as amended, making definite the registration of 222,705,351 shares of beneficial interest (the "Shares") of your Preferred Growth Fund, Preferred Value Fund, Preferred International Fund, Preferred Small Cap Fund, Preferred Asset Allocation Fund, Preferred Balanced Fund, Preferred Fixed Income Fund, Preferred Short-Term Government Securities Fund and Preferred Money Market Fund (each, a "Fund") sold in reliance upon the Rule during your fiscal year ended June 30, 1996. We understand that the Shares do not include shares issued pursuant to reinvestment of dividends but that the fee accompanying the Notice takes into account those shares as well as shares redeemed during said fiscal year.

         We have examined your Agreement and Declaration of Trust, as amended, as on file at the office of the Secretary of State of The Commonwealth of Massachusetts. We are familiar with the actions taken by your Trustees to authorize the issue and sale from time to time of your shares of beneficial interest at not less than net asset value and have assumed that the Shares have been issued and sold in accordance with such action. We have also examined a copy of your Bylaws and such other documents as we have deemed necessary for the purposes of this opinion.

         Based on the foregoing, we are of the opinion that the Shares have been duly authorized and validly issued and are fully paid and nonassessable.

         The Trust is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Agreement and Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Trust or its Trustees. The Agreement and Declaration of Trust provides for indemnification out of the property of the relevant Fund for all loss and expense of any shareholder held personally liable for the obligations of the Trust solely by reason of his being or having been a shareholder of that Fund. Thus, the risk of a shareholder incurring financial

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loss on account of shareholder liability is limited to circumstances in which the Fund itself would be unable to meet its obligations.

         We consent to this opinion accompanying the Notice.

                                Very truly yours,

                                                     ROPES & GRAY

                                                     Ropes & Gray



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